Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

December 7, 2022

VIA EDGAR TRANSMISSION

Mr. Timothy Worthington
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Pacer Funds Trust (the “Trust”)
Pacer US Large Cap Cash Cows Growth Leaders ETF (the “Fund”)
File Nos.: 333-201530, 811-23024

Dear Mr. Worthington:
This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 95 to the Trust’s Registration Statement on Form N-1A filed September 27, 2022 (the “Amendment”) with respect to the Fund, a series of the Trust.
1.Staff Comment: Remove any and all brackets and fill in any blanks in the Trust’s next PEA filing. Please also note, the Trust and its management are responsible for accuracy and adequacy of the disclosure notwithstanding any review or action by the staff of the Commission.
Response: The Trust has revised the disclosure as requested and notes your comment.
2.Staff Comment: Please provide a completed fee table and expense example.
Response: The requested change has been made. Please see Appendix A attached hereto.
3.Staff Comment: Please provide the Index methodology guide for the Fund.
Response: The requested information was provided to the Staff under separate cover on December 7, 2022.
4.Staff Comment: In the Principal Investment Strategies of the Fund section, please clarify the meaning of “objective” in relation to “projected cash flows.” Further, please clarify whether the Index Provider or the the Adviser provides projections.
Response: The requested changes have been made. Please see Appendix B for revised disclosure.
5.Staff Comment: Please be consistent in terminology when describing large-capitalization companies.
Response: The requested change has been made. Please see Appendix B for revised disclosure.
6.Staff Comment: Please clarify what a “price momentum score” is and if that is the same thing is a company’s “momentum value.” If yes, please be consistent in the disclosure.
Response: The requested change has been made. Please see Appendix B for revised disclosure.
7.Staff Comment: With respect to the Principal Risks of Investing in the Fund section, please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
8.Staff Comment: With respect to the Sector Risk disclosure, please provide corresponding principal investment strategy disclosure that discloses whether the Fund will have significant exposure to the health care and information technology sectors.
Response: The requested change has been made. Please see Appendix B for revised disclosure.
9.Staff Comment: With respect to the Style Risk disclosure, please provide corresponding principal investment strategy disclosure that emphasizes the Fund’s strategy to invest in dividend-paying stocks.
Response: The Trust has deleted the Style Risk disclosure, as the Trust believes it is not a principal risk of investing in the Fund.
10.Staff Comment: With respect to the Additional Information About the Index, consider stating the name of the fund's underlying index to distinguish it from the Russell 1000 Index.
Response: The requested change has been made.

*	*	*
If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 920.360.7173 or alyssa.bernard@usbank.com.

Very truly yours,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

Appendix A

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.49%
* Estimated for the current fiscal year
Example
The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$157

Appendix B
Principal Investment Strategies of the Fund
The Fund employs a “passive management” (or indexing) investment approach designed to track the total return performance, before fees and expenses, of the Index. The Index is based on a proprietary methodology developed and maintained by Index Design Group (the “Index Provider”), an affiliate of Pacer Advisors, Inc., the Fund’s investment adviser (the “Adviser”).
The Index

The Index uses a rules-based methodology to provide exposure to large-capitalization U.S. companies with high free cash flow margins. Companies with high free cash flow margins are commonly referred to as “cash cows.”
The initial Index universe is derived from the component companies of the Russell 1000 Index®. The initial universe of companies is screened based on their average projected free cash flows and earnings (if available) over each of the next two fiscal years. Companies for which information on their projected free cash flows or earnings is not available will remain in the Index universe. A company’s projected free cash flows and earnings are determined by the Index Provider. Companies with negative average projected free cash flows or earnings are removed from the Index universe. Additionally, companies in the financial or real estate sectors are excluded from the Index universe.

Free Cash Flow (FCF): A company’s cash flow from operations minus capital expenditures.
Sales: The value of what a company sold to its customers during a given period; also known as revenue.
Free Cash Flow Margin: FCF / Sales

The remaining companies are ranked by their free cash flow margin (defined as a company’s free cash flow divided by sales) for the trailing twelve month period. The equity securities of the 100 companies with the highest free cash flow margin are included in the Index. Companies included in the Index are weighted by their price momentum score and a company’s momentum score is calculated on each of the reconstitution dates.
The weight of any individual company included in the Index is capped at 5%. Weight above the 5% limitation is redistributed among the other Index constituents in proportion to their weights. As of [December 19], 2022, the companies included in the Index had a market capitalization of $1.96 billion to $2.36 trillion. As of [December 19], 2022, the Index had significant exposure to the health care and information technology sectors. The Index is reconstituted and rebalanced quarterly as of the close of business on the third Friday of March, June, September, and December based on data as of the first Friday of the applicable rebalance month.
The Fund’s Investment Strategy
Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of large-capitalization companies (“large cap”) that are principally traded in the United States. The Fund considers a company to be a large-capitalization at the time of purchase if it was included in the Russell 1000 Index at any time within the prior 12 months. The Adviser expects that, over time, the correlation between the Fund’s performance and that of the Index, before fees and expenses, will be 95% or better.
The Fund will generally use a “replication” strategy to achieve its investment objective, meaning it will invest in all of the component securities of the Index in the same approximate proportion as in the Index.
The Fund is considered to be non-diversified, which means that it may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were a diversified fund.
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